Exhibit 18.1

Preferability Letter of Independent Registered Public Accounting Firm

March 30, 2016

NantKwest, Inc.

The Plastino Building

2533 South Coast Highway 101, Suite 210

Cardiff-by-the-Sea, CA 92007

Dear Sirs/Madams:

We are providing this letter solely for inclusion as an exhibit to NantKwest, Inc. and subsidiaries’ (the “Company”) Annual Report on Form 10-K filing pursuant to Item 601 of Regulation S-K.

We have audited the consolidated financial statements of the Company as of December 31, 2015 and 2014, and for each of the years in the three year period ended December 31, 2015, included in the Company’s Annual Report on Form 10-K, as set forth in our report dated March 30, 2016, which expressed an unqualified opinion and included an explanatory paragraph regarding the Company’s election to change its method of accounting for its patent costs.  As stated in Note 1 to those consolidated financial statements, the Company changed its accounting for patent costs.

With regard to the aforementioned accounting change, it should be understood that authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method and in expressing our concurrence below, we have relied on management’s business planning and judgment and on management’s determination that this change in accounting principle is preferable.

Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Annual Report on Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that the newly adopted method of accounting is preferable in the Company’s circumstances.

Yours truly,

/s/ Mayer Hoffman McCann P.C.

San Diego, California